December 1, 2006

Mr. Payton Marshall
Executive Vice President and Chief Financial Officer
Panacos Pharmaceuticals, Inc.
134 Coolidge Avenue
Watertown, MA 02472

Re: Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 31, 2006
        Form 10-Q for the Period Ended September 30, 2006
        Filed November 9, 2006
        File No. 000-24241

Dear Mr. Marshall:

        We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Notes to Consolidated Financial Statements, page 51

4. Preferred Stock and Stockholders' Equity (Deficit), page 58

Redeemable Preferred Stock, page 59

1. Please explain to us how you determined the conversion price associated with these shares when they were converted at the time of the acquisition. Please include a discussion of the accounting treatment that was determined related to

these conversions that is linked to the accounting literature that supports this treatment.

6. Potential Stock Compensation Charges, page 60

2. Please provide to us a more detailed discussion in disclosure type format of the changes that you made to the vesting terms. Also explain to us why you are unable to make an appropriate estimate of the number of these options that will actually be exercised that may not have been exercised otherwise. Both paragraph 36 and Illustration 3(a) of FIN 44 appear to indicate that a company should be able to make this estimate.

Form 10-Q – September 30, 2006

2. Summary of Significant Accounting Policies, page 7

Stock-based Compensation, page 8

3. You recorded a significant charge in connection with the accelerated vesting of certain shares of your former CEO. Please explain to us how you accounted for this acceleration under SFAS 123(R) prior to this acceleration. Include a discussion of the impact that the acceleration had when it took place. Include any references to the specific paragraphs upon which you relied in making this accounting determination.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant